SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 001-09727


                           NOTIFICATION OF LATE FILING


      (Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F
                   [X] Form 10-Q [_] Form N-SAR

               For Period Ended: September 30, 2008

     [_] Transition Report on Form 10-K

     [_] Transition Report on Form 20-F

     [_] Transition Report on Form 11-K

     [_] Transition Report on Form 10-Q

     [_] Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION


Patient Safety Technologies, Inc.
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Full Name of Registrant



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Former Name if Applicable


43460 Ridge Park Drive, Suite 140
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Address of Principal Executive Office (Street and Number)

Temecula, California 92590
City, State and Zip Code


                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |  (a)  The reasons  described in  reasonable  detail in Part III of this
     |       form  could  not be  eliminated  without  unreasonable  effort or
     |       expense;
     |
     |  (b)  The subject annual report,  semi-annual report, transition report
     |       on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
[X]  |       thereof  will  be  filed  on or  before  the  15th  calendar  day
     |       following  the  prescribed  due date;  or the  subject  quarterly
     |       report or transition report on Form 10-Q, or portion thereof will
     |       be filed on or  before  the  fifth  calendar  day  following  the
     |       prescribed due date; and
     |
     |  (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |       12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q. The company's Quarterly Report on form 10-Q will be filed on or before the 5th Calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Mary A. Lay, Interim Chief Financial Officer   (951)         587-6201
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Patient Safety Technologies, Inc. anticipates that its revenue for the three and nine months ended September 30, 2008 will increase to approximately $880 thousand and $1.9 million, respectively as compared to $213 thousand and $834 thousand for the respective three and nine months ending September 30, 2007. The increase in revenue is the result of an increase in sales of the Company's Safety-SpongeTM system during the 2008 period. The Company anticipates that its operating expenses will increase to approximately $1.7 million and $5.6 million for the three and nine months ended September 30, 2008, respectively as compared to $1.2 million and $4.0 million for the respective three and nine months ended September 30, 2007, primarily as a result of increases in salary and marketing expenses. The net loss for the three and nine months ended September 30, 2008 is anticipated to be approximately $842 thousand and $4.8 million, respectively, as compared to $1.9 million and $5.1 million for the three and nine months ended September 30, 2007, respectively.

Results for the three and nine month periods ended September 30, 2008 remain subject to further adjustment, and actual results may differ from the foregoing estimates.

                        Patient Safety Technologies, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  August 14, 2008               By  /s/ Mary A. Lay
      -------------------          ---------------------------------------------
                                        Mary A. Lay
                                        Interim Chief Financial Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.